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                           February 16, 2021

       Angela Selden
       President and Chief Executive Officer
       American Public Education, Inc.
       111 West Congress Street
       Charles Town, WV 25414

                                                        Re: American Public
Education, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 11,
2021
                                                            File No. 333-252980

       Dear Ms. Selden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              William Intner